April 30, 2002

VIA EDGAR

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: A.G. Separate Account A ("Registrant")

ElitePlus Value Variable Annuity

Form N-4 under the Securities Act of 1933, as amended (the "1933 Act")

and the Investment Company Act of 1940 ("1940 Act")

File Nos. 333-67605 and 811-08862

EDGAR Submission Type RW

Withdrawal of Registration Statement after Effectiveness Pursuant to Rule 477 of the 1933 Act

Ladies and Gentlemen:

Pursuant to Rule 477 of the 1933 Act, the Registrant, a separate account of AIG Annuity Insurance Company (formerly, American General Annuity Insurance Company), hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's registration statement on Form N-4 (File Nos. 333-67605 and 811-08862), filed with the Commission on November 20, 1998 and declared effective August 1, 2000, along with any amendments or exhibits filed thereto (the "Registration Statement").

The ElitePlus Value Variable Annuity (the "Product"), was not marketed and no securities were sold in the offering. The Registration Statement was updated on an annual basis because the business people involved were hopeful that pricing issues could be resolved and the Product could be sold to the public. However, this year all products have been reviewed as a result of the acquisition of American General and its subsidiaries (including the American General Annuity Insurance Company), by the American International Group, Inc. The product review confirmed that this Product was not compatible with the SunAmerica blend of products, offered by a newly-affiliated sister company. Therefore, the Registrant determined not to proceed with the registration and sale of the securities covered by the Registration Statement.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Sincerely,

/s/ Kurt Bernlohr

Kurt Bernlohr, Esq.

Assistant Secretary